SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated July 7, 2023.

TRANSLATION

Buenos Aires, July 7, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Related Party Agreement – Aerolíneas Argentinas S.A.

Dear Sirs,

Pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores) and Article 73 of Law No. 26,831, we hereby inform that the report of the Audit Committee is available to the shareholders at the registered office of YPF S.A., located at Macacha Güemes 515, Buenos Aires, in which the Audit Committee issued its opinion regarding the aviation fuel supply agreement with Aerolíneas Argentinas S.A., concluding that the terms and conditions thereof are consistent with the normal and ordinary market standards for agreements entered into for similar transactions between independent parties.

Yours faithfully,

Pedro Kearney

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 7, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer